Dreyfus BASIC California Municipal Money Market Fund
Statement of Investments
September 30, 2005 (Unaudited)

	Principal Amount ($)		Value ($)
Tax Exempt Investments- 99.5%			
Alameda County Industrial Development Authority,			
Industrial Revenue (United Manufacturing Project)			
2.76% (LOC; Wells Fargo Bank)	1,000,000	a	1,000,000
Big Bear Lake, Industrial Revenue			
(Southwest Gas Corporation Project)			
2.75% (LOC; KBC Bank)	5,400,000	a	5,400,000
California:			
CP:			
2.64%, 12/7/2005			
(Liquidity Facility: Bank of Nova Scotia, Lloyds TSB Bank,			
Royal Bank of Scotland, Societe Generale, KBC Bank and			
National Australia Bank)	1,000,000		1,000,000
2.64%, 12/7/2005			
(Liquidity Facility: Bank of Nova Scotia, Lloyds TSB Bank,			
Royal Bank of Scotland, Societe Generale, KBC Bank and			
National Australia Bank)	2,000,000		2,000,000
GO Notes			
2.72% (LOC: Bank of America, Landesbank			
Hessen-Thueringen Girozentrale and Scotia Bank)	1,200,000	a	1,200,000
California Infrastructure and Economic Development Bank,			
Revenue (J Paul Getty Trust) 2.22%, 2/2/2006	2,200,000		2,200,000
California Statewide Communities Development Authority:			
CP 2.75%, 10/5/2005 (LOC: Citibank)	3,000,000		3,000,000
Insured Revenue Refunding			
(University Retirement Community at Davis Project)			
2.79% (Insured; Radian and Liquidity Facility; Bank of America)	2,900,000	a	2,900,000
Private Schools Revenue (Saint Mary and All Angels			
School) 2.72% (LOC; Allied Irish Bank)	1,300,000	a	1,300,000
SWDR (Chevron USA Inc. Project) 2.75%	500,000	a	500,000
Charter MacFloater Certificates Trust I			
2.80% (Insured; MBIA and LOC: Bank of America,			
Bayerische Landesbank, Dexia Credit Locale,			
KBC Bank, Landesbank Baden-Wuerttemberg, Lloyds TSB			
Bank and State Street Bank and Trust Co.)	4,000,000	a	4,000,000
Concord, MFMR (Arcadian)			
2.72% (Insured; FNMA)	1,500,000	a	1,500,000
Fremont, GO Notes, TRAN 2.96%, 10/6/2005	1,600,000		1,600,304
Fremont Union High School District, Santa Clara County,			
TAN 3.95%, 7/6/2006	2,500,000		2,526,349
Grant Joint Union High School District, COP			
Bridge Funding Program 2.72% (Insured; FSA and			
Liquidity Facility; Dexia Credit Locale)	900,000	a	900,000

Los Angeles, Wastewater System Revenue, Refunding 2.12%, 12/15/2005 (Insured; FGIC and Liquidity Facility; FGIC)	1,000,000		1,000,000
Los Angeles Community Redevelopment Agency, MFHR (Rental Academy Village Apartments) 2.77% (Insured; FHLMC and LOC; FHLMC)	2,500,000	a	2,500,000
Los Angeles County Housing Authority, MFHR, Refunding (Lincoln Malibu Meadows Project) 2.69% (Insured; FNMA)	3,200,000	a	3,200,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel Incorporated Project) 2.75% (LOC; Comerica Bank)	2,345,000	a	2,345,000
Metropolitan Water District of Southern California, Water Works Revenue 2.67% (Liquidity Facility; Landesbank Hessen-Thueringen Girozentrale)	1,400,000	a	1,400,000
Oakland, COP (Capital Equipment Project) 2.71% (LOC; Landesbank Hessen-Thueringen Girozentrale)	2,600,000	a	2,600,000
Orange County, Apartment Development Revenue Refunding (Aliso Creek Project) 2.69% (LOC; FHLMC)	3,100,000	a	3,100,000
Riverside County Housing Authority, MFMR Refunding (Mountain View Apartments) 2.69% (LOC: FHLB and Redlands Federal Savings and Loans)	650,000	a	650,000
Sacramento County Sanitation District Financing Authority, Sewer Revenue 2.67% (LOC; Bank of America)	1,300,000	a	1,300,000
San Francisco City and County Finance Corporation, LR (Moscone Center Expansion Project) 2.67% (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust Co.)	3,200,000	a	3,200,000
Southern California Public Power Authority, Power Revenue, Refunding (Southern Transmission Project) 2.70% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4,000,000	a	4,000,000
Stockton, MFHR (Mariners Pointe Association) 2.72% (LOC; Credit Suisse First Boston)	2,400,000	a	2,400,000
Union, MFHR, Refunding (Mission Sierra) 2.69% (Insured; FNMA)	1,200,000	a	1,200,000
Ventura County Public Finance Authority, LR, CP:			
2.85%, 10/3/2005 (LOC; Scotia Bank)	3,000,000		3,000,000
2.65%, 12/9/2005 (LOC; Bank of Nova Scotia)	1,400,000		1,400,000
West Covina California Public Financing Authority, LR (Public Facilities Project) 2.75% (LOC; California State Teachers Retirement)	2,735,000	a	2,735,000
Total Investments (cost $67,056,653)	**99.5%**		**67,056,653**
Cash and Receivables (Net)	**.5%**		**356,925**
Net Assets	**100.0%**		**67,413,578**

Summary of Abbreviations

ACA	American Capital Access
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue

TAN	Tax Anticipation Notes	
TAW	Tax Anticipation Warrants	
TRAN	Tax and Revenue Anticipation Notes	
XLCA	XL Capital Assurance	

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	**100.0**

* Based on total investments.
a Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investments related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus BASIC Massachusetts Municipal Money Market Fund
Statement of Investments
September 30, 2005 (Unaudited)

Tax Exempt Investments--99.9%	Principal Amount ($)		Value ($)
Arlington, GO Notes, BAN 3.70%, 7/20/2006	3,000,000		3,025,703
Canton Housing Authority, MFHR, Refunding			
(Canton Arboretum Apartments)			
2.78% (Insured; FNMA)	6,665,000	a	6,665,000
Duxbury, GO Notes, BAN 3.21%, 1/13/2006	3,000,000		3,008,357
Massachusetts, Refunding			
2.73% (Liquidity Facility; Landesbank Hessen			
Thuringen Girozentrale)	2,200,000	a	2,200,000
Massachusetts Bay Transportation Authority			
General Transportation Systems, GO Notes			
2.75% (Liquidity Facility; Westdeutsche Landesbank)	6,000,000	a	6,000,000
Massachusetts Development Finance Agency:			
College and University Revenue, Refunding			
(Smith College) 2.73%	4,000,000	a	4,000,000
Private Schools Revenue:			
(Dexter School Project)			
2.78% (Insured; MBIA and Liquidity Facility;			
Wachovia Bank)	1,000,000	a	1,000,000
(Meadowbrook School)			
2.75% (LOC; Allied Irish Banks)	1,500,000	a	1,500,000
(Worcester Academy)			
2.78% (LOC; Allied Irish Banks)	3,000,000	a	3,000,000
SWDR (Newark Group Project)			
2.78% (LOC; JPMorgan Chase Bank)	1,000,000	a	1,000,000
Massachusetts Health and Educational Facilities Authority:			
College and University Revenue:			
(Boston University) 2.66%			
(LOC; State Street Bank and Trust Co.)	1,700,000	a	1,700,000
(Emmanuel College) 2.75% (LOC; Allied Irish Banks)	4,900,000	a	4,900,000
(Harvard University) 2.61%	2,800,000	a	2,800,000
(University of Massachusetts) 2.70%			
(LOC; Dexia Credit Locale)	4,650,000	a	4,650,000
(Williams College) 2.73%	3,500,000	a	3,500,000
Health Care Facilities Revenue:			
(Falmouth Assisted Living)			
2.74% (LOC; Bank of America)	500,000	a	500,000
(Hallmark Health Systems)			
2.73% (Insured; FSA and Liquidity Facility;			
Bank of America)	2,800,000	a	2,800,000
(Partners Healthcare Systems):			
2.75% (Insured; FSA and Liquidity Facility:			
Bayerische Landesbank and JPMorgan			
Chase Bank)	4,700,000	a	4,700,000
2.75% (Insured; FSA and Liquidity Facility:			
Bayerische Landesbank and JPMorgan			
Chase Bank)	1,000,000	a	1,000,000
Refunding (Fairview Extended Credit Services)			
2.71% (LOC; Bank of America)	1,895,000	a	1,895,000

(Wellesley College) 2.75%	4,875,000	a		4,875,000
Revenue:				
2.78% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	5,405,000	a		5,405,000
(Capital Asset Program):				
2.71% (LOC; Bank of Scotland)	3,500,000	a		3,500,000
2.71% (LOC; Royal Bank of Scotland)	2,000,000	a		2,000,000
2.81% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	1,350,000	a		1,350,000
2.82% (Insured; MBIA and Liquidity Facility; State Street Bank and Trust Co.)	4,980,000	a		4,980,000
2.82% (LOC; Bank of America)	5,500,000	a		5,500,000
(Essex Museum) 2.71%				
(LOC; Royal Bank of Scotland)	6,000,000	a		6,000,000
Massachusetts Housing Finance Agency, Housing Revenue				
2.76% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1,200,000	a		1,200,000
Massachusetts Industrial Finance Agency:				
College and University Revenue				
(Milton Academy) 2.71% (Insured; MBIA and Liquidity Facility; Bank of America)	1,500,000	a		1,500,000
Health Care Facilities Revenue (Orchard Cove Inc.)				
2.71% (LOC; Bank of America)	2,200,000	a		2,200,000
Massachusetts Port Authority, Revenue, CP				
2.61%, 10/13/2005 (LOC; Westdeutsche Landesbank)	10,000,000			10,000,000
Massachusetts Water Resource Authority, Water Revenue				
(Multi-Modal):				
2.70% (LOC; Helaba)	1,200,000	a		1,200,000
Refunding:				
2.75% (Insured; FGIC and Liquidity Facility; Bayeriche Landesbank)	4,200,000	a		4,200,000
2.95% (LOC; Landesbank Hessen - Thuringen Girozentrale)	2,600,000	a		2,600,000
Mattapoisett, GO Notes, BAN 3.48%, 3/17/2006	3,632,000			3,643,053
Northborough-Southboro Regional School Distict				
GO Notes, BAN 2.96%, 10/27/2005	3,500,000			3,502,862
Waltham, GO Notes, BAN 3.22%, 11/15/2005	3,000,000			3,003,918
Total Investments (cost $126,503,893)	**99.9%**			**126,503,893**
Cash & Receivables (Net)	**0.1%**			**131,298**
Net Assets	**100.0%**			**126,635,191**

Summary of Abbreviations

ACA	American Capital Access
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement

CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.7
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	3.3
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Dreyfus BASIC New York Municipal Money Market Fund
Statement of Investments
September 30, 2005 (Unaudited)

Tax Exempt Investments--99.3%	Principal Amount ($)	Value ($)
New York--97.7%		
Brocton Central School District, GO Notes, BAN		
3.21%, 12/16/2005	12,393,550	12,400,614
Glenville, GO Notes, BAN		
3.21%, 12/9/2005	3,835,000	3,836,957
Great Neck North Water Authority, Water System Revenue		
2.75% (Insured; FGIC and Liquidity Facility;		
State Street Bank and Trust Co.)	6,800,000 a	6,800,000
Metropolitan Transportation Authority, Revenue:		
CP 2.65%, 10/19/2005 (LOC; ABN-AMRO)	5,000,000	5,000,000
2.74% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	4,180,000 a	4,180,000
Monroe County Airport Authority, Airport Revenue		
2.80% (Insured; MBIA and Liquidity Facility; Merrill Lynch)	4,900,000 a	4,900,000
Monroe County Industrial Development Agency,		
Civic Facility Revenue		
(Saint Ann's Home for the Aged Project)		
2.72% (LOC; HSBC Bank USA)	11,200,000 a	11,200,000
New York City, GO Notes:		
2.72% (LOC; HSBC Bank USA)	10,000,000 a	10,000,000
2.74% (LOC; Bayerische Landesbank)	5,505,000 a	5,505,000
New York City Housing Development Corporation,		
Multi-Family Rental Housing Revenue:		
(Monterey) 2.75% (Insured; FNMA)	10,000,000 a	10,000,000
(West 89th Street Development)		
2.80% (LOC; FNMA)	14,000,000 a	14,000,000
New York City Municipal Water Finance Authority,		
Water and Sewer System Revenue, CP:		
2.74%, 12/15/2005 (Liquidity Facilty: Dexia Credit Locale		
and JPMorgan Chase Bank)	10,000,000	10,000,000
2.75%, 12/22/2005 (LOC; Landesbank		
Baden Wuerttemberg and Helaba Bank)	3,000,000	3,000,000
New York City Transitional Finance Authority, Revenue		
(New York City Recovery)		
2.74% (Landesbank Hessen-Thruringen)	14,000,000 a	14,000,000
New York State Dormitory Authority,		
Revenue:		
(Cornell University)		
2.74% (Liquidity Facility; JPMorgan Chase Bank)	8,580,000 a	8,580,000
(New York Foundling Charitable Corp.)		
2.72% (LOC; Allied Irish Bank)	12,715,000 a	12,715,000
(North Shore - Long Island Jewish)		
2.73% (LOC; Citibank N.A.)	9,000,000 a	9,000,000
New York State Energy, Research and Development		
Authority, Revenue		
(Consolidated Edison Company)		
2.76% (LOC; Citibank N.A.)	9,700,000 a	9,700,000
New York State Enviromental Quality, CP		
2.55%, 10/17/2005 (LOC: Landesbank Hessen-Thuringern		
Girozentrale and Bayerische Landesbank)	12,000,000	12,000,000
New York State Housing Finance Agency, Revenue:		
(Historic Front Street)		
2.73% (LOC; Bank of New York)	5,000,000 a	5,000,000
(Normandie Court I Project)		
2.68% (LOC; Landesbank Hessen-Thuringen Girozentrale)	10,850,000 a	10,850,000
(Nursing Home and Health Care Project)		
4.38%, 11/1/2005 (Insured; MBIA)	1,015,000	1,016,390

(Worth Street)			
2.68% (Collateralized; FNMA)	2,000,000	a	2,000,000
New York State Local Government Assistance Corp., Revenue			
2.65% (LOC; Societe Generale)	16,100,000	a	16,100,000
New York State Power Authority, Electric Revenue, CP			
2.74%, 12/8/2005			
(Liquidity Facility; Wachovia Bank, State Street Bank			
and Trust, Bank of Nova Scotia, Bank of New York,			
Landesbank Baden Wuerttemberg and JPMorgan Chase Bank)	5,000,000		5,000,000
New York State Thruway Authority, Revenue, BAN			
2.19%, 10/6/2005	12,000,000		12,000,077
Orange County Industrial Development Agency,			
Civic Facility Revenue			
(Horton Medical Center Project)			
2.73% (Insured; FSA and Liquidity Facility;			
Bank of America)	9,400,000	a	9,400,000
Orangetown, GO Notes, BAN			
3.19%, 1/12/2006	2,000,000		2,002,152
Plainview Old Bethpage Central School District, GO Notes, TAN			
3.94%, 6/30/2006	9,400,000		9,480,422
Port Authority of New York and New Jersey, CP			
2.70%, 12/8/2005 (Liquidity Facility: Bank of Nova Scotia,			
JPMorgan Chase Bank and Lloyds Bank PLC)	2,805,000		2,805,000
Putnam County, GO Notes, TAN			
3.21%, 12/14/2005	6,900,000		6,915,532
Rensselaer County Industrial Development Agency,			
Civic Facility Revenue			
(Rensselaer Polytechic Institute Project) 2.75%	3,300,000	a	3,300,000
Tobacco Settlement Financing Corp. of New York, Revenue			
Tobacco Settlement Asset Backed 3.94%	2,500,000	a	2,517,277
Triborough Bridge and Tunnel Authority, Revenue			
2.73% (Insured; AMBAC and Liquidity			
Facility; State Street Bank and Trust Company)	3,500,000	a	3,500,000
Troy Industrial Development Authority,			
Civic Facility Revenue			
(Rensselaer Polytechnic Institute) 2.75%	6,750,000	a	6,750,000

U.S. Related--1.6%

Puerto Rico Industrial, Tourist, Educational, Medical and			
Enviromental Control Facility Financing Authority, Revenue			
(Brystol Myers Squibb Project) 2.79%	4,400,000	a	4,400,000

Total Investments (cost $269,854,421)	**99.3%**		**269,854,421**
Cash and Receivables (Net)	**0.7%**		**2,010,603**
Net Assets	**100.0%**		**271,865,024**

Summary of Abbreviations

ACA	American Capital Access
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty

CMAC	Capital Market Assurance Corporation	
COP	Certificate of Participation	
CP	Commercial Paper	
EDR	Economic Development Revenue	
EIR	Environmental Improvement Revenue	
FGIC	Financial Guaranty Insurance Company	
FHA	Federal Housing Administration	
FHLB	Federal Home Loan Bank	
FHLMC	Federal Home Loan Mortgage Corporation	
FNMA	Federal National Mortgage Association	
FSA	Financial Security Assurance	
GAN	Grant Anticipation Notes	
GIC	Guaranteed Investment Contract	
GNMA	Government National Mortgage Association	
GO	General Obligation	
HR	Hospital Revenue	
IDB	Industrial Development Board	
IDC	Industrial Development Corporation	
IDR	Industrial Development Revenue	
LOC	Letter of Credit	
LOR	Limited Obligation Revenue	
LR	Lease Revenue	
MBIA	Municipal Bond Investors Assurance Insurance Corporation	
MFHR	Multi-Family Housing Revenue	
MFMR	Multi-Family Mortgage Revenue	
PCR	Pollution Control Revenue	
RAC	Revenue Anticipation Certificates	
RAN	Revenue Anticipation Notes	
RAW	Revenue Anticipation Warrants	
RRR	Resources Recovery Revenue	
SAAN	State Aid Anticipation Notes	
SBPA	Standby Bond Purchase Agreement	
SFHR	Single Family Housing Revenue	
SFMR	Single Family Mortgage Revenue	
SONYMA	State of New York Mortgage Agency	
SWDR	Solid Waste Disposal Revenue	
TAN	Tax Anticipation Notes	
TAW	Tax Anticipation Warrants	
TRAN	Tax and Revenue Anticipation Notes	
XLCA	XL Capital Assurance	

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	85.9
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	1.3
Not Rated c		Not Rated c		Not Rated c	12.8
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
   to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investments related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.